Mail Stop 4569



								December 9, 2005


Mr. Barry B. Davall
President and Chief Executive Officer
Community Partners Bancorp
1250 Highway 35 South
Middletown NJ  07748

By U.S. Mail and facsimile to (973) 966-6300

      Re:	Community Partners Bancorp
      Form S-4
      Filed November 10, 2005
      File No. 333-129638


Dear Mr. Davall:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
Outside Front Cover Page of the Prospectus

1. Disclose here and in the summary that Town Bank shareholders will not know their exchange ratio when they vote.

2. Disclose here and in the summary the voting agreement with Town Bank directors to vote their 34% ownership interest in favor of the acquisition

3. Disclose that insiders own 20% of the Two River Bank stock and intend to vote in favor of the acquisition

4. Disclose the right of the parties to terminate the acquisition if
10% of shareholders dissent.

Summary, page 4

5. Briefly state how shareholder rights materially change or diminish.

Determination of the Acquisition Consideration, page 5

6. Expand to be more specific about how you determined the price. For example, briefly discuss what it was about the "relative assets, earnings, capitalization and the financial, operating and market positions of the banks" that led to the determination of the exchange ratios.

Interests of Directors and Executive Officers in the Acquisition, page 7
7. Change the heading to specify that the interests are financial.
8. Quantify here and in the main section the compensation payable as a result of the change in control, supplemental executive retirement, severance and employment agreements and the board positions.

Tax Consequences, page 8
9. Please change the heading to state the tax free nature of the stock exchange.

Comparative Per Share Financial Information ..., page 16
10. Either in the headnote or in a footnote briefly explain why there is an increase in pro forma equivalent book value per share for both companies.

The Acquisition, page 24
11. In the third paragraph on page 25, clarify how the $20 per Town
Bank share was determined as an approximate value in the proposed acquisition.
12. Here or in another appropriate section, discuss and quantify the anticipated operating efficiencies, revenue enhancements, synergies and cost savings of the acquisition or state that neither company has quantified these potential savings and enhancements. Also clarify when the savings will be realized. If the parties or their representatives have projected the areas of savings, disclose the areas. If the parties anticipate that job cuts will produce a material portion of the savings, disclose the estimated number of job cuts. Please make corresponding disclosure in the summary.
13. Please disclose all material nonpublic information, including projections, forward-looking financial information and forecasts that crossed over, directly or indirectly, between the parties or any of their representatives or agents. We note the statements made in the summaries of the advisors` opinions that they received such information from the other party. We also note the statements that this information was not intended to be made public. Disclose the underlying assumptions and appropriate qualifications.

Opinion of Two River`s Financial Advisor, page 26
Opinion of Town Bank`s Financial Advisor, page 35

14. Please clarify whether all material portions of the analysis are summarized. We note item (xiii) on page 28 and item (i) on page
36.

15. Expand to state the specific conclusions reached by the advisor in each analyses.

16. Please disclose that each advisor has reviewed and consented to the use of its opinion in the registration statement. In this regard, the advisor should amend his opinion included as Annex D to clarify that it consents to the inclusion of its opinion and its summary in the registration statement and prospectus.

17. Please provide the advisors` board books and copies of any other materials provided or made available to directors in connection with approving the acquisition.

18. At the bottom of page 33 and top of page 40, expand to quantify the accretion and dilution.

Interests of Certain Town Bank Directors and Executive Officers
....,
page 44

19. Paragraph two notes that the agreement expires on December 31, 2005 which will be before the acquisition. Please explain the relevance to the transaction.

Allowance for Loan Losses, page 104

20. Here or elsewhere at another logical place, please consider including the ratio of the allowance for loan losses to non-performing loans.

Bank-Owned Life Insurance, page 106

21. Please expand the second sentence to clarify what the employee benefit expenses are.

Business of Two River, page 112
Business of Town Bank, page 140

22. For each loan type discussed on pages 113 and 141, quantify it as a percentage of total loans. We note that the loan categories in the
MD&A charts vary slightly from the narrative on pages 113 and 141.

23. Please consider expanding the description of your market area to identify the major employers and to include demographic information concerning age, income and population growth.

24. Please disclose the associated risks with the loan types discussed on pages 113 and 114.

Exhibit 8.1

25. We note that the tax opinion is furnished "solely" to Community
Partners Bancorp. Please remove the word "solely" or otherwise clarify that shareholders voting on the acquisition may rely on the opinion.


      * * * * * * * * * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Matthew Komar at (202) 551-3781 or Joyce A. Sweeney at 202-551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jessica Livingston at (202) 551-3448 or me at (202) 551-3418 with any other questions



								Sincerely,



								William Friar
								Senior Financial Analyst



cc:	Michael W. Zelenty
	Pitney Hardin LLP
	P.O. Box 1945
      Morristown, NJ  07962-1945


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Mr. Barry B. Davall
Community Partners Bancorp
Page 5